Exhibit 99.3

Postal Ballot Form

Registered Folio no. / DP ID no. / Client ID no. :	Number of shares held:

I / We hereby exercise my / our vote in respect of the Ordinary/ Special Resolution to be passed through postal ballot for the business stated in the Notice of the Company by conveying my / our assent or dissent to the said resolution by placing a tick (✓) mark in the appropriate box below:

Item no.	Resolution summary	No. of shares held by me	I assent to the resolution Please tick (✓)	I dissent to the resolution Please tick (✓)
1	Special Resolution - Approval for the Buyback of Equity Shares of the Company
2	Ordinary Resolution - Appointment of D. Sundaram as Independent Director
3	Ordinary Resolution - Appointment of Nandan M. Nilekani as Non-Executive, Non-Independent Director
4	Ordinary Resolution - Appointment of U. B. Pravin Rao as Managing Director

Place :
Date :	………………………………… Signature of the Member

Electronic voting particulars

The e-voting facility is available at the link https://www.evoting.nsdl.com. The electronic voting particulars are set out as follows:

EVEN (E-Voting Event Number)	User ID	Password

(contd...)

The e-voting facility will be available during the following voting period:

Commencement of e-voting	End of e-voting
September 8, 2017 at 9:00 Hours IST	October 7, 2017 at 17:00 Hours IST

Notes :

1.

        Please read the instructions printed below carefully before filling this Form and for e voting, please refer to the instructions for voting through electronic means provided in the Postal Ballot Notice sent herewith.

2.	The last date for the receipt of Postal Ballot Forms by the Scrutinizer is October 7, 2017 up to 17:00 Hours IST.

Instructions

1.

A Member desiring to exercise vote by postal ballot may complete this Postal Ballot Form and send it to the Scrutinizer in the attached postage prepaid self addressed Business Reply Envelope. Postage will be borne and paid by the Company. However, envelopes containing postal ballots, if deposited in person or sent by courier / speed post at the expense of the Member, will also be accepted.

2.	Alternatively, a Member may vote through electronic mode as per the instructions for voting through electronic means provided in the Postal Ballot Notice sent herewith.

3.	The self addressed envelope bears the name of the Scrutinizer appointed by the Board of Directors of the Company.

4.

This form should be completed and signed by the Member. In case of joint holding, this form should be completed and signed (as per the specimen signature registered with the Company) by the first named Member and in his / her absence, by the next named Member.

5.	Consent must be accorded by placing a tick mark [✓] in the column, ‘I assent to the resolution’, or dissent must be accorded by placing a tick mark [✓] in the column, ‘I dissent to the resolution’

6.	The votes of a Member will be considered invalid on any of the following grounds

a.	If the Postal Ballot form has not been signed by or on behalf of the Member;

b.	if the Member’s signature does not tally;

c.

if the Member has marked his / her / its vote both for ‘Assent’ and also for ‘Dissent’ to the ‘Resolution’ in such a manner that the aggregate Shares voted for ‘Assent’ and ‘Dissent’ exceeds total number of Shares held;

d.	If the Member has made any amendment to the Resolution or imposed any condition while exercising his vote.

e.	if the Postal Ballot Form is incomplete or incorrectly filled;

f.

if the Postal Ballot Form is received torn or defaced or mutilated such that it is difficult for the Scrutinizer to identify either the Member or the number of votes, or whether the votes are for ‘Assent’ or ‘Dissent’, or if the signature could not be verified, or one or more of the above grounds;

g.	If the form other than the one issued by the company is used;

7.

Duly completed Postal Ballot Forms should reach the Scrutinizer on or before October 7, 2017. If any Postal Ballot Form is received after this date, it will be considered that no reply from such Member has been received.

8.

A Member may request for a duplicate Postal Ballot Form, if so required. However, the duly filled in duplicate Postal Ballot Forms should reach the Scrutinizer no later than the date specified in Item (7) above.

9.

In case of shares held by Companies, Trusts, Societies, etc., the duly completed Postal Ballot Form should be accompanied by a certified true copy of Board Resolution / Power of Attorney/ attested specimen signatures etc. In case of electronic voting, documents such as the certified true copy of Board Resolution / Power of Attorney, along with attested specimen signatures, should be mailed to the Scrutinizer at evoting@infosys.com, with a copy marked to evoting@nsdl.co.in, or deposited at the registered office of the Company.

10.

Members are requested NOT to send any other paper along with the Postal Ballot Form in the enclosed self-addressed postage prepaid envelopes in as much as all such envelopes will be sent to the Scrutinizer and any extraneous paper found in such envelopes would be destroyed by the Scrutinizer and the Company would not be able to act on the same.

11.	A Member need not use all his / her votes nor does he / she need to cast his / her votes in the same way.

12.	Voting rights shall be reckoned on the paid up value of the shares registered in the name of the Member on the relevant date, i.e. August 30, 2017.

13.	The Scrutinizer’s decision on the validity of the postal ballot shall be final.

14.

Only a Member entitled to vote is entitled to fill in the Postal Ballot Form and send it to the Scrutinizer, and any recipient of the Notice who has no voting right should treat the Notice as an intimation only.

INFOSYS LIMITED
CIN : L85110KA1981PLC013115
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com